May 13, 2016

VIA EDGAR

Ms. Kathy Cherko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds Sarbanes-Oxley 2015 Annual Report Review

Dear Ms. Cherko:

In connection with the filing of our responses to the Securities and Exchange Commission’s (“Commission”) comments from its Sarbanes-Oxley 2015 Annual Report Review, GuideStone Funds (“Registrant”) acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking action with respect to the filings; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick Pattison
Patrick Pattison
Vice President and Treasurer

2401 Cedar Springs Road

Dallas, TX 75201-1498

1-888-GS-FUNDS (1-888-473-8637)

www.GuideStoneFunds.com

Securities and Exchange Commission

May 13, 2016

GuideStone Funds SEC Staff Review

04/15/2016

SEC Staff Comment

Comment #1

Annual Report

General Comment

Several Funds held loans or bonds issued by Valeant Pharmaceuticals International, Inc., valued at approximately 89-97% of par as of 12/31/15. Please provide supplementally any adjustments that have been made to those valuations since 12/31/15.

GuideStone Funds’ Response
The Funds priced those loans and bonds issued by Valeant Pharmaceuticals International, Inc. as follows as of the dates indicated in the charts below:

Global Bond Fund

Security	12/31/15	1/31/16	2/29/16	3/31/16	4/29/16
Bond (6.125%, 04/15/25 144A)	$89.50	$90.125	$84.1875	$77.25	$83.788
Term BF1 Loan (4.00%, 04/01/22)	$95.975	$96.114	$93.363	$94.292	$97.40

Flexible Income Fund

Security	12/31/15	1/31/16	2/29/16	3/31/16	4/29/16
Bond (6.375%, 10/15/20 144A)	$97.00	$96.50	$92.25	$83.50	$91.125
Term BF1 Loan (4.00%, 04/01/22)	$95.975	$96.114	$93.363	$94.292	$97.40

Note that $60,000 par of a bond holding in Valeant was sold from the Global Bond Fund on March 15, 2016 at a price of $81.50.

With respect to the loan issued by Valeant, it has a sinking fund provision, which has reduced the par outstanding on the loan over time. The loan received multiple sinking fund payments at $100 (par) in the first four months of 2016 (on 1/21/16 and on 4/1/16).

Securities and Exchange Commission

May 13, 2016

SEC Staff Comment	GuideStone Funds’ Response

Comment #2

Annual Report

MyDestination Funds, Asset Allocation Funds, Extended-Duration Bond Fund, Global Bond Fund, Defensive Market Strategies Fund and Real Assets Fund

These Funds compare their performance to a benchmark that is a composite index. Form N-1A, Item 27(b)(7) and Instruction 5 thereto require a Fund’s primary benchmark to be an “appropriate broad-based securities market index” (defined as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used). Please indicate whether using these composite indices as primary benchmarks for these Funds is consistent with this requirement and, if not, how GuideStone Funds intends to remedy.

GuideStone Funds will conform future annual reports to shareholders to the presentation of annual total returns in the Funds’ prospectus. Accordingly, the broad-based securities market index and additional broad-based securities market indexes will be presented first, followed by the composite index, which will be designated as a “composite index” rather than a “benchmark index.”

Comment #3

Annual Report

MyDestination Funds and Asset Allocation Funds

Please explain the significant variation in these Funds’ portfolio turnover rates over the two most recently completed fiscal years. See Item 16(e) of Form N-1A.

The variations in the portfolio turnover rates for these Funds were due to changes in the target and potential ranges for allocating the Funds’ assets among the underlying funds in which they invest. The revised allocations were disclosed in a supplement to the Funds’ prospectus dated November 18, 2015 and were implemented during the 2015 fiscal year.

In the SAI dated May 1, 2016, the following disclosure was included (please note that the MyDestination Funds are referred to collectively in the SAI as the “Target Date Funds”):

During the 2015 fiscal year, the Target Date Funds and Asset Allocation Funds experienced higher turnover due to revised allocations among the Select Funds.

Comment #4 Annual Report Written Credit Default Swaps Please confirm that when a Fund sells protection under a credit default swap, it will “cover” the full notional amount of the swap.	Each sub-adviser to a Fund agrees in its mandate to “cover” the full notional amount of sold (written) credit default swaps.

Securities and Exchange Commission

May 13, 2016

SEC Staff Comment	GuideStone Funds’ Response

Comment #5

Annual Report

Fair Value Hierarchy

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please disclose a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs, and a description of interrelationships between those inputs and other unobservable inputs used in the fair value measurement. See FASB ASC 820-10-50-2 and AICPA Audit and Accounting Guide 7-78.

As disclosed in the annual report, in accordance with FASB “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S.GAAP and International Financial Reporting Standards (“IFRS”),” management has not presented such a narrative description for the securities categorized within Level 3 of the fair value hierarchy which are advisor priced or valued by the valuation committee as there were no adjustments to prices received from third parties as of December 31, 2015.

Comment #6

Annual Report

Low-Duration Bond Fund, Medium-Duration Bond Fund and Extended-Duration Bond Fund

Please inform the Staff of the actual duration of each Fund during the past fiscal year, and consider disclosing this information in the Management Discussion of Fund Performance section of shareholder reports going forward.

As reported on Fund fact sheets (sourced from sub-advisers and compiled by the Funds), the duration of each Fund at fiscal year-end (December 31, 2015) was 1.8 years, 5.4 years and 13.2 years, for the Low-Duration Bond Fund, Medium-Duration Bond Fund and Extended-Duration Bond Fund, respectively. The Registrant will disclose this information in the Management Discussion of Fund Performance section of shareholder reports going forward.

Comment #7

Annual Report

International Equity Fund

The Statement of Operations for this Fund reflects dividends and interests on securities sold short; however, the prospectus Fee Table for this Fund does not contain this line item. Please explain.

Dividend or interest expenses related to securities sold short amounted to less than one basis point and are included in the “Other expenses” line item of the Fund’s fee table, rather than in a separate line item. The Registrant confirms that, to the extent the Fund engages in short sales, any dividend or interest expenses related to securities sold short that equal one basis point or more will be included separately as a sub-caption to the “Other expenses” line item of the Fund’s fee table.

Comment #8

Annual Report

Real Estate Securities Fund

The Schedule of Investments indicates that 51.9% of the Fund’s assets were invested in common stocks in the financial services sector at year-end, and the investments in this category appear to be equity interests in REITs. Please consider whether it would be more appropriate to categorize this Fund’s investments by the sub-sectors of the real estate industry rather than as “financial services” going forward.

The Fund uses the Global Industry Classification Standard (GICS) to classify its investments by industry and sector. GICS is a global listed equity classification system and is maintained by S&P Dow Jones Indices and MSCI Inc. Currently, equity REITs and other listed real estate companies are classified in the Financials Sector according to GICS. However, S&P Dow Jones Indices and MSCI Inc. have announced that they plan to move stock exchange-listed equity REITs and other listed real estate companies from the Financials Sector into a new Real Estate Sector within GICS. The implementation date for the creation of a new Real Estate Sector is after the market close on August 31, 2016. The Fund will modify its classification of equity REITs accordingly going forward.

Securities and Exchange Commission

May 13, 2016

SEC Staff Comment	GuideStone Funds’ Response

Comment #9

Annual Report

Real Estate Securities Fund

The prospectus for the Fund states that the Fund is non-diversified; however, the Notes to Financial Statements states that each Fund is diversified. Please explain and resolve this discrepancy between the prospectus and the financial statements. In addition, it appears that the Fund has operated as a diversified fund during the past three fiscal years. Accordingly, please confirm that the Fund will obtain shareholder approval before changing its sub-classification back to non-diversified in the future.

The Registrant confirms that the Real Estate Securities Fund has operated as a diversified fund during the past three fiscal years, and therefore is classified as diversified by operation of law. Accordingly, the Fund’s prospectus and SAI dated May 1, 2016 removed the references to the Fund as a non-diversified fund, and there is no discrepancy between the prospectus and the financial statements. The Registrant further confirms that the Fund will obtain shareholder approval should it propose to change its classification to a non-diversified fund in the future.

Comment #10

Annual Report

Global Natural Resources Equity Fund

The Management Discussion of Fund Performance indicates that the Fund’s benchmark changed during the fourth quarter of 2015. Instruction 7 to Item 27(b)(7) of Form N-1A requires a Fund that uses an index that is different from the one used for the immediately preceding fiscal year to explain the reason(s) for the change and compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes. Accordingly, please show both the new and former benchmark index performance in future filings.

The Fund did not change its primary broad-based securities market index. As disclosed in the Fund’s prospectus dated May 1, 2016, historically, the Fund has compared its performance to its primary broad-based index, the MSCI World Commodity Producers Index, as well as another broad-based index (the NYSE Arca Gold Miners Index) and a composite index. Effective December 1, 2015, the Fund will compare its performance only to its primary broad-based index because that index is composed of securities which more closely compare to the Fund’s portfolio. As required by Form N-1A, the Fund’s prospectus dated May 1, 2016 provides this explanation and includes return information for the former indexes as well as the primary index.

Comment #11

Annual Report

General Comment

The prospectus Fee Table for several Funds includes a footnote regarding waivers of shareholder service fees, but does not indicate whether the waivers are contractual in nature and that they will be in place for at least one year from the date of the prospectus. See October 2, 1998 letter from Barry D. Miller, Associate Director of the SEC’s Division of Investment Management, to the Investment Company Institute. Please explain supplementally how GuideStone Funds will remedy.

Each Fund is subject to a contractual fee waiver agreement with certain affiliated entities of the Funds’ investment adviser that obligate such entities to waive fees of the Fund in the amount of any shareholder service fees charged by another series of the Registrant in which the Fund invests (i.e., an underlying fund). The footnotes to the prospectus Fee Table for the applicable Funds have been revised accordingly in the Funds’ prospectus dated May 1, 2016.

Securities and Exchange Commission

May 13, 2016

SEC Staff Comment	GuideStone Funds’ Response

Comment #12

Annual Report

Financial Highlights

Defensive Market Strategies Fund and International Equity Fund (pages 232 & 234)

In Footnote 4 on both pages, the last sentence reads “The ratio excludes the effect of dividend expense on securities sold short.” Nothing can be excluded in the calculation. The calculation could be changed, and the footnote read “ratio includes the effect of securities sold short of $X.”

The last sentence in Footnote 1 (on page 232 and page 234) discloses the effect of dividend expense on securities sold short. Going forward, the Registrant will conform the Footnote 4 presentation to include the effect of dividend expense on securities sold short in in the Expenses Net ratio.